Exhibit 12.1

Pioneer Energy Services Corp.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Six Months Ended June 30,	Year ended December 31,
	2014	2013	2012		2011		2010	2009
Earnings
Income (loss) before income taxes	$(2,898)	$(55,778)	$46,386		$20,833		$(47,558)	$(40,172)
Plus: Fixed charges	24,354	51,118	49,023		33,133		28,080	10,024
Less: Capitalized interest	(66)	(943)	(10,184)		(2,311)		(547)	(256)
Total	$21,390	$(5,603)	$85,225		$51,655		$(20,025)	$(30,404)

Fixed Charges
Interest expense	$22,238	$46,239	$35,049		27,922		$24,755	$7,598
Capitalized interest	66	943	10,184		2,311		547	256
Amortization of debt financing costs	1,136	2,126	2,114		1,835		1,904	1,547
Estimate of interest component of rental expense	914	1,810	1,676		1,065		874	623
Total	$24,354	$51,118	$49,023		$33,133		$28,080	$10,024

Ratio of Earnings to Fixed Charges	NA (4)	NA (3)	1.7	x	1.6	x	NA (2)	NA (1)

(1) For the year ended December 31, 2009, income was insufficient to cover fixed charges by $40,428,000.
(2) For the year ended December 31, 2010, income was insufficient to cover fixed charges by $48,105,000.
(3) For the year ended December 31, 2013, income was insufficient to cover fixed charges by $56,721,000.
(4) For the six months ended June 30, 2014, income was insufficient to cover fixed charges by $2,964,000.